# Dreyfus New Jersey Municipal Money Market Fund, Inc.

**ANNUAL REPORT** November 30, 2006



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# Contents

## THE FUND

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New Jersey Municipal Money Market Fund, Inc., covering the 12-month period from December 1, 2005, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

### How did Dreyfus New Jersey Municipal Money Market Fund perform during the period?

For the 12-month period ended November 30, 2006, the fund produced a yield of 2.73%. Taking into account the effects of compounding, the fund produced an effective yield of 2.76%.[1]

Yields of tax-exempt money market securities rose along with short-term interest rates early in the reporting period before stabilizing when the Federal Reserve Board (the "Fed") refrained from further rate hikes in the summer and fall of 2006.

### What is the fund's investment approach?

The fund's objective is to seek as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The fund also seeks to maintain a stable $1.00 share price. To pursue its goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state income taxes.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market municipal obligations that provide income exempt from federal and New Jersey state income taxes. Second, we actively manage the fund's average maturity in anticipation of interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may reduce the weighted average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are

issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we think practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

## What other factors influenced the fund's performance?

As it had since June 2004, the Fed continued to raise short-term interest rates at the start of the reporting period. Nonetheless, the U.S. economy gained momentum in the opening months of 2006 as labor markets strengthened and GDP growth accelerated. In May, resurgent energy prices and hawkish comments from Fed members caused inflation concerns to intensify, and investors concluded that the Fed might raise interest rates more than previously expected. In fact, the Fed raised short-term interest rates through the end of June, driving the overnight federal funds rate to 5.25%.

Inflation concerns waned during the summer, however, when U.S. housing markets softened and employment gains moderated. As a result, investors looked forward to a possible end to the Fed's tightening campaign. The Fed obliged at its August, September and October meetings by holding the federal funds rate steady, its first pauses in more than two years. Energy prices fell significantly in the late summer and fall, and GDP growth moderated to a 2.2% annualized rate in the third quarter, down from 2.6% in the second quarter.

Like many other states, the growing U.S. economy benefited New Jersey's fiscal condition as tax receipts came in higher than the same period one year earlier. Although the state's debt burden has increased, other states had less need to borrow, causing the national supply of newly issued municipal money market securities to decline compared to the same period one year earlier. Yet, investor demand remained robust, putting downward pressure on yields.

As inflation-related concerns ebbed, yields of longer-term municipal securities declined while those of shorter-dated municipal money market securities remained stable. This left little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore focused mainly on instruments maturing in six months or less, which suppressed yields at the short end of the maturity range.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. With yields relatively low at the long and short ends of the fund's maturity spectrum, we increased our focus on tax-exempt commercial paper with maturities in the three- to five-month range. We also found opportunities in municipal notes and bonds from smaller New Jersey school districts.

## What is the fund's current strategy?

Recent Fed comments and evidence of slower economic growth suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. While we have maintained the fund's market-neutral position, we may lengthen its weighted average maturity to take advantage of seasonal opportunities for higher yields that typically arise near year-end. Of course, we are prepared to adjust our strategies as market conditions continue to evolve.

December 15, 2006

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New Jersey Municipal Money Market Fund, Inc. from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended November 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    3.18 |
| Ending value (after expenses) | $1,014.80 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    3.19 |
| Ending value (after expenses) | $1,021.91 |

† *Expenses are equal to the fund's annualized expense ratio of .63%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

November 30, 2006

| Short-Term Investments−99.2% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey−96.9%** | | | | |
| Aberdeen Township, GO Notes (Insured; MBIA) | 4.00 | 8/1/07 | 600,000 | 600,770 |
| Bergen County Improvement Authority, MFHR (Kentshire Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA) | 3.50 | 12/7/06 | 15,000,000 [a] | 15,000,000 |
| Berkeley Township, BAN | 3.70 | 3/9/07 | 2,350,000 | 2,350,614 |
| Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank N.A.) | 3.58 | 12/7/06 | 7,000,000 [a] | 7,000,000 |
| Camden County Improvement Authority, MFHR (Liberty Park Housing Project) (Liquidity Facility; Merrill Lynch) | 3.58 | 12/7/06 | 7,275,000 [a,b] | 7,275,000 |
| Camden County Improvement Authority, Special Revenue (Congregation Beth El Project) (LOC; Commerce Bank N.A.) | 3.68 | 12/7/06 | 2,075,000 [a] | 2,075,000 |
| Deptford Township, GO Notes, BAN | 4.50 | 7/20/07 | 4,086,500 | 4,101,412 |
| Egg Harbor, GO Notes, BAN | 4.50 | 6/1/07 | 4,399,900 | 4,412,609 |
| Essex County Improvement Authority, Revenue (The Children's Institute Project) (LOC; Wachovia Bank) | 3.54 | 12/7/06 | 1,895,000 [a] | 1,895,000 |
| Irvington Township, GO Notes, BAN | 4.50 | 3/15/07 | 1,463,700 | 1,467,157 |
| Jackson Township, GO Notes, BAN | 3.88 | 12/7/06 | 9,587,900 | 9,588,400 |
| Lower Township Municipal Utilities Authority, Project Note | 4.50 | 2/28/07 | 3,500,000 | 3,508,824 |
| Mercer County Improvement Authority, Revenue (Children's Home Society Project) (LOC; Wachovia Bank) | 3.54 | 12/7/06 | 200,000 [a] | 200,000 |

| Short-Term<br>Investments (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| Montclair Township,<br>  Temporary Notes | 4.25 | 3/15/07 | 2,000,000 | 2,003,537 |
| New Jersey Building Authority,<br>  State Building Revenue | 6.00 | 6/15/07 | 1,500,000 | 1,517,217 |
| New Jersey Building Authority,<br>  State Building Revenue, Lease<br>  Appropriation (Putters<br>  Program) (Insured; MBIA and<br>  Liquidity Facility; JPMorgan<br>  Chase Bank) | 3.52 | 12/7/06 | 3,780,000 a,b | 3,780,000 |
| New Jersey Economic Development<br>  Authority, EDR (A. F. L.<br>  Quality Inc. Project)<br>  (LOC; Bank of America) | 3.52 | 12/7/06 | 1,080,000 a | 1,080,000 |
| New Jersey Economic Development<br>  Authority, EDR (Epiphany<br>  House Inc. Project)<br>  (LOC; Wachovia Bank) | 3.54 | 12/7/06 | 2,890,000 a | 2,890,000 |
| New Jersey Economic Development<br>  Authority, EDR (International<br>  Processing Corporation<br>  Project) (LOC; Bank of America) | 3.55 | 12/7/06 | 900,000 a | 900,000 |
| New Jersey Economic Development<br>  Authority, EDR (Marco<br>  Holdings, LLC Project)<br>  (LOC; Wachovia Bank) | 3.59 | 12/7/06 | 815,000 a | 815,000 |
| New Jersey Economic Development<br>  Authority, EDR (Parke Place<br>  Associates Project) (LOC;<br>  Commerce Bank N.A.) | 3.78 | 12/7/06 | 1,305,000 a | 1,305,000 |
| New Jersey Economic Development<br>  Authority, EDR (Republic<br>  Services Inc. Project) (LOC;<br>  Bank of America) | 3.52 | 12/7/06 | 2,400,000 a | 2,400,000 |
| New Jersey Economic Development<br>  Authority, EDR (Stamato Realty<br>  LLC Project) (LOC; Comerica Bank) | 3.55 | 12/7/06 | 4,855,000 a | 4,855,000 |
| New Jersey Economic Development<br>  Authority, EDR (Stone Brothers<br>  Secaucus Project) (LOC; Valley<br>  National Bank) | 3.68 | 12/7/06 | 2,900,000 a | 2,900,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| New Jersey Economic Development Authority, EDR (Superior Bakers, Inc./Ginsburg Bakery, Inc. Project) (LOC; PNC Bank N.A.) | 3.49 | 12/7/06 | 1,835,000 [a] | 1,835,000 |
| New Jersey Economic Development Authority, EDR, Refunding (New Jersey Foreign Trade Zone Venture Project) (LOC; The Bank of New York) | 3.65 | 12/1/06 | 13,545,000 [a] | 13,545,000 |
| New Jersey Economic Development Authority, EDR, Refunding (R. Realty Co. Project) (LOC; Wachovia Bank) | 3.49 | 12/7/06 | 1,035,000 [a] | 1,035,000 |
| New Jersey Economic Development Authority, First Mortgage Revenue (Crane's Mill Project) | 7.38 | 2/1/07 | 1,500,000 [c] | 1,539,043 |
| New Jersey Economic Development Authority, First Mortgage Revenue (Crane's Mill Project) | 7.50 | 2/1/07 | 3,500,000 [c] | 3,591,814 |
| New Jersey Economic Development Authority, Gas Facilities Revenue (NUI Corp. Projects) (Insured; MBIA and Liquidity Facility; Morgan Stanley) | 3.53 | 12/7/06 | 3,000,000 [a,b] | 3,000,000 |
| New Jersey Economic Development Authority, LR (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 3.52 | 12/7/06 | 3,405,000 [a,b] | 3,405,000 |
| New Jersey Economic Development Authority, LR (Somerset Hills YMCA Project) (LOC; Commerce Bank N.A.) | 3.68 | 12/7/06 | 4,000,000 [a] | 4,000,000 |
| New Jersey Economic Development Authority, Revenue (Buchanan and Zweigle Project) (LOC; Wachovia Bank) | 3.59 | 12/7/06 | 2,270,000 [a] | 2,270,000 |
| New Jersey Economic Development Authority, Revenue (CPC Behavioral Healthcare Project) (LOC; Wachovia Bank) | 3.54 | 12/7/06 | 3,610,000 [a] | 3,610,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| New Jersey Economic Development Authority, Revenue (Developmental Disabilities Association of New Jersey Inc. Project) (LOC; Wachovia Bank) | 3.54 | 12/7/06 | 2,320,000 [a] | 2,320,000 |
| New Jersey Economic Development Authority, Revenue (Falcon Safety Products, Inc. Project) (LOC; PNC Bank N.A.) | 3.49 | 12/7/06 | 1,935,000 [a] | 1,935,000 |
| New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America) | 3.74 | 12/7/06 | 6,600,000 [a] | 6,600,000 |
| New Jersey Economic Development Authority, Revenue (RFC Container Company, Inc. Project) (LOC; PNC Bank N.A.) | 3.49 | 12/7/06 | 930,000 [a] | 930,000 |
| New Jersey Economic Development Authority, Revenue (Rose Hill Associates Project) (LOC; Commerce Bank N.A.) | 3.78 | 12/7/06 | 6,180,000 [a] | 6,180,000 |
| New Jersey Economic Development Authority, Revenue (Three Woodbury Mews Project) (LOC; Bank of America) | 3.74 | 12/7/06 | 9,525,000 [a] | 9,525,000 |
| New Jersey Economic Development Authority, Revenue (Young Men's Christian Association of Metuchen Project) (LOC; Wachovia Bank) | 3.54 | 12/7/06 | 1,415,000 [a] | 1,415,000 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 9/1/07 | 1,080,000 | 1,091,028 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (Liquidity Facility; Citibank NA) | 3.52 | 12/7/06 | 20,350,000 [a,b] | 20,350,000 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (LOC: Bank of Nova Scotia and Lloyds TSB Bank PLC) | 3.61 | 12/1/06 | 15,500,000 [a] | 15,500,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| New Jersey Economic Development Authority, School Revenue, Refunding (Blair Academy) (LOC; Wachovia Bank) | 3.49 | 12/7/06 | 5,290,000 a | 5,290,000 |
| New Jersey Economic Development Authority, Special Facility Revenue (Port Newark Container Terminal LLC Project) (LOC; Citibank NA) | 3.50 | 12/7/06 | 32,000,000 a | 32,000,000 |
| New Jersey Economic Development Authority, Thermal Energy Facilites Revenue (Thermal Energy Limited Partnership I Project) (LOC; Bank One) | 3.50 | 12/7/06 | 1,300,000 a | 1,300,000 |
| New Jersey Economic Development Authority, Transportation Project Sublease Revenue (Putters Program) (New Jersey Transit Corporation Light Rail Transit System Projects) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 3.52 | 12/7/06 | 4,170,000 a,b | 4,170,000 |
| New Jersey Economic Development Authority, Water Facilities Revenue, Refunding (United Water New Jersey Inc. Project) (Insured; AMBAC and Liquidity Facility; The Bank of New York) | 3.77 | 12/1/06 | 1,400,000 a | 1,400,000 |
| New Jersey Health Care Facilities Financing Authority, Revenue (RWJ Health Care Corp. at Hamilton Obligated Group Issue) (LOC; Commerce Bank N.A.) | 3.48 | 12/7/06 | 11,000,000 a | 11,000,000 |
| New Jersey Health Care Facilities Financing Authority, Revenue (Wiley Mission Project Issue) (LOC; Commerce Bank N.A.) | 3.63 | 12/7/06 | 5,095,000 a | 5,095,000 |
| New Jersey Housing and Mortgage Finance Agency, Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.56 | 12/7/06 | 650,000 a,b | 650,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| New Jersey Transit Corporation, COP (Federal Transit Administration Grants) (Insured; AMBAC) | 5.50 | 9/15/07 | 1,100,000 | 1,116,046 |
| New Jersey Turnpike Authority, Turnpike Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.52 | 12/7/06 | 2,895,000 [a,b] | 2,895,000 |
| Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch) | 3.59 | 12/7/06 | 4,412,000 [a,b] | 4,412,000 |
| Ocean Township, GO Notes, BAN | 3.75 | 11/8/07 | 1,475,000 | 1,475,663 |
| Passaic County Utilities Authority, Solid Waste Systems Revenue, Refunding | 4.50 | 2/23/07 | 4,350,000 | 4,359,671 |
| Pompton Lakes Borough, GO Notes, BAN | 4.00 | 3/14/07 | 2,128,920 | 2,130,992 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 139th Series) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale) | 3.53 | 12/7/06 | 1,000,000 [a,b] | 1,000,000 |
| Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 3.61 | 12/6/06 | 2,880,000 | 2,880,000 |
| Port Authority of New York and New Jersey, Revenue (Insured; FGIC and Liquidity Facility; BNP Paribas) | 3.53 | 12/7/06 | 10,000,000 [a,b] | 10,000,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.00 | 12/1/06 | 2,000,000 | 2,000,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank) | 3.56 | 12/7/06 | 2,395,000 [a,b] | 2,395,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bank of Nova Scotia) | 3.69 | 12/1/06 | 2,700,000 [a] | 2,700,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank) | 3.60 | 12/1/06 | 200,000 [a] | 200,000 |
| Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (LOC; Bayerische Landesbank) | 3.65 | 12/1/06 | 17,600,000 [a] | 17,600,000 |
| Ringwood Borough, GO Notes, BAN | 4.00 | 11/9/07 | 1,000,000 | 1,002,714 |
| Stafford Township, GO Notes, BAN | 4.50 | 12/20/06 | 1,500,000 | 1,500,792 |
| Sussex County Municipal Utilities Authority, Project Notes | 4.50 | 12/29/06 | 2,715,000 | 2,717,112 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.53 | 12/7/06 | 2,305,000 [a,b] | 2,305,000 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch) | 3.53 | 12/7/06 | 6,250,000 [a,b] | 6,250,000 |
| Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch Capital Services) | 3.53 | 12/7/06 | 3,775,000 [a,b] | 3,775,000 |
| Trenton Parking Authority, Parking Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 3.52 | 12/7/06 | 4,320,000 [a,b] | 4,320,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New Jersey (continued)** | | | | |
| Union County Improvement Authority, Revenue (Cedar Glen Housing Corporation Project) (Insured; FNMA and Liquidity Facility; FNMA) | 3.47 | 12/7/06 | 10,110,000 [a] | 10,110,000 |
| Union County Improvement Authority, Revenue (Oak Park Apartments Housing Project) (LOC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch) | 3.61 | 12/7/06 | 14,555,000 [a,b] | 14,555,000 |
| Vernon Township, GO Notes, BAN | 4.00 | 1/12/07 | 4,561,800 | 4,563,859 |
| Vernon Township, GO Notes, BAN | 4.25 | 1/12/07 | 6,000,000 | 6,003,458 |
| Wood Ridge Borough, GO Notes, BAN | 4.50 | 2/23/07 | 2,348,000 | 2,353,218 |
| **U.S. Related—2.3%** | | | | |
| Puerto Rico Housing Finance Corporation, Home Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank) | 3.53 | 12/7/06 | 3,040,000 [a,b] | 3,040,000 |
| Puerto Rico Industrial Tourist Educational Medical and Environmental Control Facilities Financing Authority, Environmental Control Facilities Revenue (Bristol-Myers Squibb Company Project) | 3.55 | 12/7/06 | 5,400,000 [a] | 5,400,000 |
| **Total Investments** (cost $371,562,950) | | | **99.2%** | **371,562,950** |
| **Cash and Receivables (Net)** | | | **.8%** | **3,004,346** |
| **Net Assets** | | | **100.0%** | **374,567,296** |

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $97,577,000 or 26.1% of net assets.*

[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 72.9 |
| AAA,AA,A d | | Aaa,Aa,A d | | AAA,AA,A d | 3.2 |
| Not Rated e | | Not Rated e | | Not Rated e | 23.9 |
| | | | | | **100.0** |

†   *Based on total investments.*
d   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
e   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 371,562,950 | 371,562,950 |
| Cash | | 129,102 |
| Interest receivable | | 3,110,135 |
| Prepaid expenses | | 21,374 |
| | | **374,823,561** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 2(b) | | 171,658 |
| Payable for shares of Common Stock redeemed | | 4,676 |
| Accrued expenses | | 79,931 |
| | | **256,265** |
| **Net Assets ($)** | | **374,567,296** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 374,559,726 |
| Accumulated net realized gain (loss) on investments | | 7,570 |
| **Net Assets ($)** | | **374,567,296** |
| **Shares Outstanding** | | |
| (2 billion shares of $.001 par value Common Stock authorized) | | 374,656,393 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended November 30, 2006

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **12,479,643** |
| **Expenses:** | |
| Management fee–Note 2(a) | 1,852,120 |
| Shareholder servicing costs–Note 2(b) | 322,973 |
| Professional fees | 57,788 |
| Custodian fees | 35,235 |
| Prospectus and shareholders' reports | 32,453 |
| Director's fees and expenses–Note 2(c) | 23,236 |
| Registration fees | 19,260 |
| Micellaneous | 24,832 |
| **Total Expenses** | **2,367,897** |
| **Investment Income–Net** | **10,111,746** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **7,732** |
| **Net Increase in Net Assets Resulting from Operations** | **10,119,478** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended<br>November 30, 2006 | Ten Months Ended<br>November 30, 2005[a] | Year Ended<br>January 31, 2005 |
|---|---|---|---|
| **Operations ($):** | | | |
| Investment income–net | 10,111,746 | 5,461,604 | 2,370,087 |
| Net realized gain (loss)<br>on investments | 7,732 | 67,815 | 15,936 |
| Net unrealized appreciation<br>(depreciation) on investments | – | (52,110) | 52,110 |
| **Net Increase (Decrease) in<br>Net Assets Resulting<br>from Operations** | **10,119,478** | **5,477,309** | **2,438,133** |
| **Dividends to Shareholders from ($):** | | | |
| **Investment income–net** | **(10,111,746)** | **(5,461,604)** | **(2,370,087)** |
| **Capital Stock Transactions<br>($1.00 per share):** | | | |
| Net proceeds from shares sold | 602,550,034 | 526,335,163 | 495,194,440 |
| Dividends reinvested | 8,422,735 | 4,692,580 | 2,028,553 |
| Cost of shares redeemed | (609,111,992) | (500,660,917) | (527,358,673) |
| **Increase (Decrease) in Net Assets<br>from Capital Stock Transactions** | **1,860,777** | **30,366,826** | **(30,135,680)** |
| **Total Increase (Decrease)<br>in Net Assets** | **1,868,509** | **30,382,531** | **(30,067,634)** |
| **Net Assets ($):** | | | |
| Beginning of Period | 372,698,787 | 342,316,256 | 372,383,890 |
| **End of Period** | **374,567,296** | **372,698,787** | **342,316,256** |

[a]  *The fund has changed its fiscal year end from January 31 to November 30.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended November 30, 2006 | Ten Months Ended November 30, 2005[a] | Year Ended January 31, | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .027 | .015 | .006 | .005 | .008 | .020 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.027) | (.015) | (.006) | (.005) | (.008) | (.020) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.76 | 1.79[b] | .64 | .46 | .83 | 2.06 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .64 | .65[b] | .65 | .64 | .65 | .65 |
| Ratio of net expenses to average net assets | .64 | .65[b] | .65 | .64 | .65 | .65 |
| Ratio of net investment income to average net assets | 2.73 | 1.79[b] | .63 | .46 | .83 | 2.04 |
| Net Assets, end of period ($ x 1,000) | 374,567 | 372,699 | 342,316 | 372,384 | 427,000 | 468,492 |

[a]  The fund has changed its fiscal year end from January 31 to November 30.
[b]  Annualized.
See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus New Jersey Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

On August 2, 2005, the Board of Directors approved a change in the fund's fiscal year end from January 31 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2006, November 30, 2005 and January 31, 2005 were all tax exempt income.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 2—Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, the fund was charged $189,670 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement, for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $91,056 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $4,184 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $155,008, chief compliance officer fees $1,704 and transfer agency per account fees $14,946.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus New Jersey Municipal Money Market Fund, Inc.**

We have audited the accompanying statement of assets and liabilities of Dreyfus New Jersey Municipal Money Market Fund, Inc., including the statement of investments, as of November 30, 2006, and the related statements of operations and changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New Jersey Municipal Money Market Fund, Inc. at November 30, 2006,and the results of its operations, the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
January 4, 2007

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2006 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2006 calendar year on Form 1099-INT, which will be mailed by January 31, 2007.

## PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

|  | Shares | |
|---|---|---|
|  | Votes For | Authority Withheld |
| To elect additional Board Members: |  |  |
| Hodding Carter III † | 145,103,830 | 4,531,324 |
| Ehud Houminer † | 145,950,479 | 3,684,675 |
| Richard C. Leone † | 145,403,629 | 4,231,524 |
| Hans C. Mautner † | 145,451,650 | 4,183,504 |
| Robin A. Melvin † | 145,863,108 | 3,772,045 |
| John E. Zuccotti † | 145,295,056 | 4,340,098 |

† *Each new Board member's term commenced on January 1, 2007.*
*In addition Joseph S. DiMartino, David W. Burke, Gordon J. Davis, Joni Evans, Arnold S. Hiatt and Burton N. Wallack continue as Board members of the fund.*

**Hans C. Mautner (69)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

*No. of Portfolios for which Board Member Serves:* 28

———————————

**Robin A. Melvin (43)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Director, Boisi Family foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

*No. of Portfolios for which Board Member Serves:* 28

———————————

**Burton N. Wallack (56)**
**Board Member (1991)**

*Principal Occupation During Past 5 Years:*
• President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 28

———————————

**John E. Zuccotti (69)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 28

———————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*
*Samuel Chase, Emeritus Board Member*

———————————

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus**
**New Jersey Municipal**
**Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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